[Wachtell, Lipton, Rosen & Katz Letterhead]

June 2, 2016

VIA EDGAR
Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dollar Tree, Inc.
Registration Statement on Form S-4
Filed May 5, 2016
File No. 333-211142
Form 10-K for Fiscal Year Ended January 30, 2016
Filed March 28, 2016
File No. 000-25464
Form 8-K
Filed May 5, 2016
File No. 000-25464

Dear Ms. Ransom:

On behalf of Dollar Tree, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to (i) the Company’s registration statement on Form S-4 filed with the Commission on May 5, 2016 (the “Registration Statement”), (ii) the Company’s Annual Report on Form 10-K filed with the Commission on March 28, 2016 (the “Form 10-K”), and (iii) the Company’s Current Report on Form 8-K filed with the Commission on May 5, 2016 (the “Form 8-K”), contained in your letter dated May 24, 2016 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof as well as an amendment to Exhibit 99.6 to the Form 8-K. Page numbers referenced in the responses refer to page numbers in Amendment No. 1 unless otherwise indicated.

Registration Statement on Form S-4

General

1.              At this time, a review is open for your annual report on Form 10-K for the fiscal year ended January 30, 2016. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

RESPONSE:

The Company respectfully advises the Staff that the Company understands that any request for acceleration of effectiveness for the Registration Statement will need to be coordinated with the resolution of all of the Staff’s comments regarding the Form 10-K.

Information incorporated by reference, page ii

2.              Please revise this section to incorporate by reference the proxy statement filed May 9, 2016.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on page ii in response to this comment.

Exhibit 5.2

3.              Because a guarantor is organized under the Delaware Revised Uniform Limited Partnership Act, please have counsel include the DRULPA in the list of laws on which the opinions are based.

RESPONSE:

The Company respectfully submits that Exhibit 5.2 has been revised in response to this comment.

Form 10-K for the Fiscal Year Ended January 30, 2016

Item 1. Business, page 6

4.              On pages 7 and 8 you disclose net sales by product type for the Dollar Tree and Family Dollar segments. Please explain your consideration of aligning merchandise types, to the extent similar, across your segments for consistency. For instance, we note stationery and toys are included in the variety category for Dollar Tree but are included in the seasonal and electronics category for Family Dollar.

The Company respectfully submits that the alignment noted in the disclosure is consistent with the current and historical operation of each of the segments.  The merchandising teams for the Dollar Tree and Family Dollar segments continue to operate independently and are located on separate corporate campuses.  The teams run distinctly different merchandise management systems which utilize independent merchandise hierarchies.  Management has disclosed in prior filings, including the Form 10-K, and continues to believe that the Dollar Tree and Family Dollar segments are complementary to one another.  As such, the assortments in each banner are different which results in different perspectives of how merchandise categories are organized.  For example, the toys sold by the Family Dollar segment are sold at different price points and merchandised differently than those sold by the Dollar Tree segment.  While the Company expects changes in assortments over time, it does not expect the Dollar Tree and Family Dollar assortments to become the same.  Future disclosures will reflect any changes in the composition of the categories by segment.

Note 1 — Summary of Significant Accounting Policies

Revenue Recognition, page 51

5.              Please revise your policy in future filings to address how you account for discounts, returns, and taxes assessed by governmental authorities. To the extent significant, also include your policy for gift cards and online sales.

The Company respectfully submits that the following is the revised policy disclosure which will be presented in future filings:

Revenue Recognition

The Company recognizes sales revenue, net of estimated returns and sales tax, at the time the customer tenders payment for and takes possession of the merchandise.

The policy regarding taxes assessed by governmental authorities appears on page 51 of the Form 10-K under the heading “Taxes Collected” immediately following the current disclosure regarding revenue recognition.  The Company’s gift card and online sales are not significant.

Note 2, Acquisition, page 53

6.              We note as a condition of the acquisition with Family Dollar, the Federal Trade Commission required the divestiture of 330 stores and the effect of the divestiture is reflected in the purchase price allocation on page 53. Please explain if the divestiture was given consideration in the pro forma summary on page 54. If consideration was not given to the effect to the divested stores, please explain.

The Company respectfully submits that the effect of the divestiture was not considered in the calculation of the pro forma summary on page 54 of the Form 10-K.  In preparing the pro forma summary, the Company excluded quantifiable non-recurring costs related to the acquisition of Family Dollar (the “acquisition”) and, non-recurring restructuring-related costs incurred by Family Dollar for the year ended January 31, 2015.  In addition, selling, general and administrative expenses were adjusted to reflect the depreciation and amortization increases resulting from the asset valuation, and interest expense was adjusted to reflect the annual interest expense resulting from the debt issued to fund the acquisition.  Given that the pro forma information was being presented in comparative form and the divestiture was not completed until the fourth quarter of the fiscal year ended January 30, 2016, the Company did not exclude the effect of the divested stores in any of the quarterly pro forma summaries filed on Form 10-Q during the fiscal year ended January 30, 2016.  To maintain consistency in the Form 10-K with the previously presented pro forma summaries, the Company did not exclude the divested stores in the annual comparative pro forma summaries.  The effect on the pro forma calculation of excluding the divested stores would be to reduce net income by $5.6 million, or $0.02 per basic and diluted share, respectively.

7.              In connection with the acquisition, you appear to have allocated a significant amount of the purchase price consideration to goodwill. Please provide a more qualitative description of the expected synergies from the acquisition, including any intangible assets that did not qualify for separate recognition in accordance with ASC 805-30-50.

The Company respectfully submits that it identified four primary areas which the Company believes will allow it to achieve at least $300 million in annual run-rate synergies:

(1)         Sourcing and procurement under which the Company utilizes requests for proposal, competitive bidding and auctions leveraging the combined volume for merchandise items and non-merchandise goods and services from both the Dollar Tree and Family Dollar banners;

(2)         Rebannering under which the Company optimizes store formats;

(3)         Distribution and logistics under which the Company reduces distribution and transportation costs by incorporating the most efficient processes from each banner into the other’s processes; and

(4)         Overhead and corporate selling, general and administrative expenses under which the Company eliminates redundant positions and incorporates the most efficient processes from each banner into the other’s processes.

In connection with the opening balance sheet valuation related to the acquired intangible assets of Family Dollar, Dollar Tree performed certain procedures to ascertain the completeness of the assets to be valued and the reasonableness of the balances.  Dollar Tree considered the types of intangible assets that Family Dollar might have and discussed these items with legacy Family Dollar management including the Finance and Legal teams.  Based on these discussions, Dollar Tree concluded that the following intangible assets exist and should be valued separately in accordance with ASC 805-30-50:

•                  Trade name

•                  Supplier relationships

•                  Customer listing (email distribution list)

•                  Internally developed software

•                  Supplier contracts

•                  Leasehold interests (favorable and unfavorable lease rights)

•                  Assembled workforce

Dollar Tree engaged an independent accounting firm to perform appraisal and valuation services with respect to these intangible assets.  As discussed in Note 2, the trade name, customer listing and leasehold interests were recorded as intangible assets.  The internally developed software was valued in connection with the personal property valuation.  The supplier relationships, supplier contracts and assembled workforce values were deemed de minimus; therefore, they were not recognized separately.

Note 6 — Long-Term Debt, page 63

8.              We note your disclosure that the Acquisition Notes, Credit Facility, and Term Loans contain covenants that limit the ability of the Company and certain subsidiaries to pay dividends and make other distributions. Please provide us with your analysis of the applicability of the disclosure requirements in Rule 4-08(e)(1) and (3) of Regulation S-X. Additionally, please tell us your consideration of whether Schedule I is required pursuant to Rule 5-04 of Regulation S-X.

The Company respectfully submits that although the Acquisition Notes, the New Revolving Credit Facility, and New Term Loans Facilities do contain covenants that limit the ability of the Company and certain subsidiaries to pay dividends and make other distributions, these covenants are subject to certain significant exceptions, as noted in the Form 10-K.  Notably, the Acquisition Notes, New Revolving Credit Facility and New Term Loans all expressly permit the payment of dividends and the making of other distributions among the Company’s subsidiaries and from the Company’s subsidiaries to the Company.  Accordingly, the Company believes that no disclosure is required pursuant to Rule 4-08(e)(3) nor is Schedule I required pursuant to Rule 5-04 of Regulation S-X.  Moreover, the Company believes that the disclosure requirements of Rule 4-08(e)(1) are satisfied by the description of these covenants in the Form 10-K, which also attaches the applicable debt agreements as exhibits. The Company also notes the statement under Part II, Item 5 of the Form 10-K:  “We anticipate that substantially all of our cash flow from operations in the foreseeable future will be retained for the development and expansion of our business, the repayment of indebtedness and, as authorized by our Board of Directors, the repurchase of stock.  Management does not anticipate paying dividends on our common stock in the foreseeable future.”

Form 8-K filed May 5, 2016, Exhibits 99.1 and 99.6

9.              We note on page 16 of exhibit 99.1 you disclose, for the year ended January 30, 2016, pro forma net income of $571.4 million while on page 2 of exhibit 99.6 you disclose, for the year ended January 30, 2016, pro forma net income of $657.9. So that we may better understand, please reconcile the difference for us. Further, please tell us your consideration of presenting each pro forma adjustment separately on the face of the condensed combined income statement in exhibit 99.6 or, alternatively, providing the individual components of the adjustments in the notes.

The Company respectfully submits that the following reconciles the difference between the pro forma net income of $571.4 million for the year ended January 30, 2016 in Form 10-K and the pro forma net income of $657.9 million included in Exhibit 99.6 to Form 8-K.

571.4	Pro forma net income per Exhibit 99.1
(9.0)	Exclude divested stores income Feb - Oct
74.4	Accelerated depreciation expense included in Exhibit 99.1, excluded in Exhibit 99.6
40.3	Correction of interest expense in Exhibit 99.6
34.3	Exclusions of other non-recurring items from Exhibit 99.6
140.0	Reconciling items, pre-tax
53.5	Tax effect of reconciling items at 38.2%
86.5	Adjustments, net of tax
657.9	Pro forma net income per Exhibit 99.6

Accelerated depreciation expense was excluded in Exhibit 99.6 as the incremental effect on the financial statements declined significantly in the fourth quarter of the year ended January 30, 2016 and the pro forma net income in Exhibit 99.6 is not being presented comparatively as it is in Exhibit 99.1.  Other non-recurring items, such as integration expenses, incremental inventory step up amortization and the elimination of the pre-acquisition gains being recognized on lease transactions, were also excluded.  The Company believes the presentation in Exhibit 99.6 is more reflective of future combined operating results and therefore more appropriate in the context of Exhibit 99.6.

In performing the reconciliation noted above, the Company noted that the pro forma adjustment for interest expense included the effect of the $1.0 billion early debt repayment made in the fourth quarter of the fiscal year ended January 30, 2016.  Exhibit 99.6 has been revised to reflect the corrected pro forma interest expense, the related change to the pro forma income taxes and the addition of adjustment amounts in the footnotes.

****

In response to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1367 or by email at BCPrice@wlrk.com.

Sincerely,

Brandon C. Price

cc:	Via E-mail
William A. Old, Jr., Dollar Tree, Inc.